[Letterhead of Stroock & Stroock & Lavan LLP]



                                                               JOHN L. FILIPPONE
                                                                  (310) 556-5816

July 17, 1998

BY EDGAR

Office of Small Business
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Mr. Richard K. Wulff
            Mail Stop 3-4

Re:  FASHION MAG APPAREL, INC.

Ladies and Gentlemen:

On behalf of our client, Fashion Mag Apparel, Inc. (the "Registrant"), we hereby respectfully request the consent of the Securities and Exchange Commission (the "Commission") to the withdrawal of the Registrant's Registration Statement on Form SB-2 (No. 333-41499), including Amendment No. 1 thereto (collectively, the "Registration Statement"). The Registrant and its advisors have determined that the equity markets currently are not receptive to this type of offering and, therefore, withdrawing the Registration Statement is in the best interests of the Registrant and the public.

If you have any questions or comments, please contact me at the above-referenced number or Glenn D. Smith at (310) 556-5936.

Very truly yours,

         /S/
John L. Filippone